UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 001-36605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Patriot Transportation Holding, Inc. 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Patriot Transportation Holding, Inc.

200 W. Forsyth St., 7th Floor

Jacksonville, Florida 32202

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TABLE OF CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit - Index	15

Exhibit – 23.1 Consent of Independent Registered Public Accounting Firm	16

2

Report of Independent Registered Public Accounting Firm

The Plan Sponsor, Administrative Committee and Participants

Patriot Transportation Holding, Inc. 401(k)

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. 401(k) (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

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under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2006.

Jacksonville, Florida

June 21, 2022

4

Patriot Transportation Holding, Inc. 401(k)

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	December 31,
	2021	2020
ASSETS

Non-interest bearing cash	$920	$1,076

Investments, at fair value	40,053,925	35,898,064

Receivables
Employer contributions	11,399	13,052
Employee contributions	31,722	33,163
Notes receivable from participants	792,589	875,261
Total receivables	835,710	921,476

Total assets	40,890,555	36,820,616

Net assets available for benefits	$40,890,555	$36,820,616

The accompanying notes are an integral part of these financial statements.

5

Patriot Transportation Holding, Inc. 401(k)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

Additions to Net Assets Attributed to:
Investment income:
Dividend and interest income	$1,770,854
Net appreciation in fair value of investments	2,956,766
Other income	90,259
Total investment income	4,817,879

Interest on notes receivable from participants	48,747

Contributions:
Employer	525,867
Employee	1,809,443
Rollovers	43,852
Total contributions	2,379,162

Total additions	7,245,788

Deductions from Net Assets Attributed to:
Benefits paid to participants	(3,126,679)
Corrective distributions	(12,253)
Administrative expenses	(38,447)

Total deductions	(3,177,379)

Increase in net assets available for benefits	4,068,409

Transfers in	1,530

Net assets available for benefits:
Beginning of year	36,820,616
End of year	$40,890,555

The accompanying notes are an integral part of these financial statements.

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Patriot Transportation Holding, Inc. 401(k)

Notes to Financial Statements

December 31, 2021 and 2020

1.       Description of the Plan

The following description of the Patriot Transportation Holding, Inc. 401(k) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Patriot Transportation Holding, Inc. (the “Company”), as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: Patriot Transportation Holding, Inc.; FRP Holdings, Inc.; FRP Development Corporation; Florida Rock & Tank Lines, Inc. and Florida Rock Properties, Inc.

Employees of the Company and Participating Employers who have completed 1/12 of a year of service are eligible for participation in the Plan. Entry into the Plan is allowed as soon as all eligibility requirements are met.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or defined contribution plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2021 Plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the Company's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in an age appropriate target date Goal Manager funds (GM). The GM funds are modeled after target date funds and are made up of the other mutual funds offered by the Plan.

Vesting

Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the Company contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.

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Matching Contributions

Vested
Years of Service	Percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Discretionary Contributions

Vested
Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of Benefits

On termination of employment, death or disability of a participant, severe financial hardship, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, as provided in the Plan.

Forfeited Accounts

The non-vested portion of a terminated participant's account shall be forfeited and may be used to fund the Company’s matching or discretionary contribution or reallocated to the accounts of the remaining participants in the same manner as Company contributions were originally allocated to such participants. Any forfeiture from a Company discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from a Company matching account shall be reallocated in the following plan year. The forfeiture balance as of December 31, 2021 and 2020 was $134,516 and $147,172, respectively. During 2021, $147,172 of the forfeitures were used to fund the Company’s matching contributions.

Revenue Sharing Account

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses and unallocated amounts may be reallocated to participants. During 2021, revenue sharing in the amount of $79,008 is included as other income in the Statement of Changes in Net Assets Available for Benefits. During the year ended December 31, 2021, $113,000 was allocated to participants and $20,850 was used to pay Plan expenses in accordance with the revenue sharing agreement and was included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance and bear an interest rate of prime plus 2%. Participant loans outstanding at December 31, 2021 bear interest ranging from 4.25% to 7.00%. Loan terms are limited to five years except

8

residential loans, which are payable up to 10 years. Principal and interest will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service (“IRS”) as a distribution from the Plan. A participant’s loan account equals the original principal amount less principal repayments.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the basis of the ex-dividend date.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to participant transactions are charged directly to the participant’s account and are included in administrative expenses.

3.       Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

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Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common Stock - Investments in common stock are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

Short-term Investments - Cash equivalents and short-term investments with initial investments of three months or less and are valued at cost, which approximate fair value.

Mutual Funds - Valued at the quoted market prices of shares held by the Plan at year-end. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (NAV). It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common Collective Trust Fund - Valued at the NAV based on the last reported sales price of the underlying investments held. The NAV is used as a practical expedient to estimate fair value. The Plan’s interest in the common/collect trusts are based on unit values reported by using audited financial statements of the funds at year-end and are not classified within the valuation hierarchy.

Investments in all common collective trust funds can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2021 and 2020.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 and 2020.

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	Investment assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$34,570,655	—	—	$34,570,655
Common stock	1,066,315	—	—	1,066,315
Short-term investments	(2,987)	—	—	(2,987)
Total investments in the fair value hierarchy	$35,633,983	$—	$—	$35,633,983
Common collective trust fund measured at NAV*				4,419,942
Investments, at fair value				40,053,925

	Investment assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$30,527,151	—	—	$30,527,151
Common stock	863,697	—	—	863,697
Short-term investments	51,548	—	—	51,548
Total investments in the fair value hierarchy	$31,442,396	$—	$—	$31,442,396
Common collective trust fund measured at NAV*				4,455,668
Investments, at fair value				35,898,064

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

The Plan’s policy is to recognize transfers between Levels 1 and 2 and into and out of levels as of the date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2021 and 2020, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

4.       Related Party and Party-in-Interest Transactions

The Plan holds an investment in the common stock of the Company. The Plan held 9,651.19 and 9,765.93 shares of Patriot Transportation stock valued at $77,885 and $85,745 at December 31, 2021 and 2020, respectively. The Plan held 15,256.79 and 15,370.85 shares of FRP Holdings, Inc. stock valued at $881,843 and $700,142 at December 31, 2021 and 2020, respectively.

The plan also issues notes to participants, which are secured by the balance in the participants’ accounts. These transactions qualify as party-in-interest transactions.

5.       Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

6.       Income Tax Status

Effective October 1, 2019, the Plan uses a prototype plan document sponsored by Merrill Lynch. The Prototype Non-standardized Profit Sharing Plan with CODA (the prototype plan), upon which the Plan is based, has

11

received an opinion letter dated March 31, 2014. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (the Code) to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirement of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

7.       Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on economic activity globally, nationally and locally. The extend of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. As such, the pandemic may continue to have an effect on the Plan, although the magnitude, duration, and full effects remain difficult to predict at this time.

8.       Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., previously a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market Fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

9.        Subsequent event

No subsequent events were identified through June 21, 2022, the date these financial statements were issued.

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Patriot Transportation Holding, Inc. 401(k)

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2021

Plan Number 001, EIN 47-2482414

		Description of investment
		including maturity date,
		rate of interest,
		collateral, par or		Current
(a) Identity of issue borrower or similar party (b)		maturity value (c)	Cost (d)	Value (e)

	Vulcan Materials Co	Vulcan Materials Co. Common Stock	**	$106,587
*	Patriot Transportation Holding, Inc.	Patriot Transportation Common Stock	**	77,885
*	FRP Holdings Inc	FRP Holdings Inc. Common Stock	**	881,843
	Goldman Sachs	Goldman Sachs Stable Value CT	**	4,419,942
	AAM Bahl & Gaynor	AAM Bahl & Gaynor Income CL A	**	2,787,686
	American Century Investments	American Century Inflation Adj CL A	**	953,687
	Blackrock	Blackrock Mid Cap Growth A	**	4,447,668
	Clearbridge Investments	Clearbridge Large Cap Growth A	**	1,936,381
	Clearbridge Investments	Clearbridge Small Cap Growth A	**	2,371,922
	Delaware Funds by Macquarie	Delaware Emerging Markets Fund CL A	**	1,529,313
	Fidelity Investments	Fidelity Adv Growth Opportunity A	**	3,093,478
	First Eagle	First Eagle Global Fund CL A	**	1,186,193
	iShares	iShares MSCI EAFE International Index	**	530,174
	iShares	iShares Russell 200 Small Cap Ins	**	200,891
	iShares	iShares Russell Mid Cap Index K	**	601,924
	iShares	iShares S&P 500 Index Fund Instl	**	3,305,782
	iShares	iShares US Aggregate Bond K	**	298,209
	JP Morgan	JP Morgan Equity Income Fund CL R3	**	2,375,449
	JP Morgan	JP Morgan Government Bond R3	**	276,462
	Lord Abbett	Lord Abbett Short Duration R4	**	417,343
	MFS	MFS International Diversification A	**	1,214,063
	Nataxis Funds	Loomis Sayles Global Alloc A	**	676,723
	Nataxis Funds	Nataxis Oakmark International CL A	**	679,964
	Principal Investors	Principal Investors Global SEC A	**	176,154
	Putnam Investments	Putnam Equity Income Fund CL A	**	1,456,205
	Allspring Global Investments	Wells Fargo Special Mid Cap A	**	1,107,610
	Allspring Global Investments	Wells Fargo Special Small A	**	557,207
	Franklin Templeton Investments	Western Asset Core Bond A	**	951,855
	Franklin Templeton Investments	Western Asset Core Plus CL A	**	1,438,312
	Blackrock	BLF FedFund	**	(2,987)
	Cash, non-interest bearing	Cash, non-interest bearing	**	920

				40,054,845
*	Participant Loans	Loans with interest
		rates ranging from
		4.25% to 7.00%
		maturing through 2032.	-	792,589
				$40,847,434

*	Party-in-interest as defined by ERISA
**	Cost not required for participant-directed investments

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PATRIOT TRANSPORTATION HOLDING, INC. 401(k)

Date: June 21, 2022	By:	/s/ Matthew C. McNulty
Vice President, Secretary and Chief Financial
Officer of Patriot Transportation Holding, Inc.
(Principal Financial Officer)

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EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Registered Public Accounting Firm

15